December 27, 2016                       FOIA CONFIDENTIAL TREATMENT REQUESTED
Mr. H. Stephen Kim
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cowen Group, Inc.
Form 10-Q for the Quarter Ended September 30, 2016
Filed October 31, 2016
Form 8-K
Filed October 27, 2016
File No. 001-34516

Dear Mr. Kim:

We are writing in response to your letter dated December 14, 2016 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“the Commission”), of Cowen Group Inc.’s (the “Company”) above-referenced Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed on October 31, 2016, and the Form 8-K containing the Company’s earnings release for the three and nine months period ended September 30, 2016, which was filed on October 27, 2016. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.
Because of the confidential nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the Company of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Cowen Group, Inc.
599 Lexington Avenue
New York, NY  10022
Tel 1 646 562 1010
CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 1

In accordance with Rule 83, this Letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.” and each page is marked for the record with the identifying numbers and code “COWEN GROUP, INC. 1” through “COWEN GROUP, INC. 7.”

Form 10-Q for the Quarter Ended September 30, 2016
Part 1. Financial Information
Notes to Condensed Consolidated Financial Statements
Note 8. Goodwill, page 36

1.          We note your disclosure regarding your interim goodwill impairment analysis performed during the third quarter stating no impairment charges for goodwill were recognized during the three and nine months ended September 30, 2016. Given that your market capitalization was well below your book value at each quarter-end through September 30, 2016, please tell us, in greater detail including any qualitative and quantitative factors you considered, how you concluded that impairment charges were not necessary. In addition, please provide us the results of your interim goodwill impairment analysis.
Response:
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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 2

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Form 8-K dated October 27, 2016
Exhibit 99.1 Press Release issued by the Company dated October 27, 2016

2. In the Appendix: Non-GAAP Financial Measures, we note your presentation of Unaudited Reconciliation of Economic Income and GAAP Income which appears to be a substantially full non-GAAP income statement. Such presentation may attach greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Discussion Interpretations issued on May 17, 2016. Please review this guidance, particularly Question 102.10, and tell us how you will apply the guidance when preparing your next earnings release.
Response:

The Company has carefully reviewed the guidance contained in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 particularly Question 102.10. The Company also reviewed and analyzed its existing disclosures along with the disclosures furnished by its peer group. The Company discloses its non-GAAP measures to disclose how management views the businesses and how they are being operated.  Management believes those non-GAAP measures provide additional useful disclosures to its stockholders. The Company noted that in connection with the disclosures of non-GAAP measures and its commentary included in such filings, the Company preceded each non-GAAP measure with the most directly comparable GAAP measures with equal or greater prominence and identifies the adjustments necessary to derive its non-GAAP measures. The Company provides its reconciliation of GAAP Income to Economic Income on a detailed basis to identify the adjustments necessary to reconcile them. The Company believes that identifying the adjustments and line items which are impacted by these adjustments make its disclosures more transparent to its stockholders and the analysts. The

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 3

Company also analyzed the context, facts and circumstances as to how these disclosures are made and accordingly, the Company believes that its existing disclosures and approach is in compliance with Division’s guidance.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (212) 845-7919.

Sincerely,

/s/ Stephen Lasota
Stephen Lasota
CFO
Cowen Group Inc.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 4

Appendix A

Results of Company’s Interim Impairment Analysis as of September 30, 2016 – AI reporting unit
[***]

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 5

[***]

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 6

[***]

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
 COWEN GROUP, INC. 7